1 Kristina Grötsch From: info@news.morphosys.com Sent: Donnerstag, 19. Januar 2023 16:05 To: Kristina Grötsch Subject: [EXTERNAL]MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution To help protect your privacy, Micro so ft Office prevented auto matic download of this pictu re from the In ternet. logo MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution 19.01.2023 / 16:04 CET/CEST Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. Notification of Major Holdings 1. Details of issuer Name: MorphoSys AG Street: Semmelweisstr. 7 Postal code: 82152 City: Planegg Germany Legal Entity Identifier (LEI): 529900493806K77LRE72 2. Reason for notification X Acquisition/disposal of shares with voting rights Acquisition/disposal of instruments Change of breakdown of voting rights Other reason: 3. Details of person subject to the notification obligation Legal entity: Armistice Capital Offshore Fund Ltd City of registered office, country: Grand Cayman, Cayman Islands 4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. Armistice Capital Master Fund, Ltd. 5. Date on which threshold was crossed or reached: 10 Jan 2023 6. Total positions % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 5.16% 0.00% 5.16% 34231943 Previous notification 3.03% 0% 3.03% / 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) ISIN Absolute In % Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0006632003 0 1768000 0.00% 5.16%

2 Total 1768000 5.16 % b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Expiration or maturity date Exercise or conversion period Voting rights absolute Voting rights in % 0 0.00 % Total 0 0.00 % b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % 0 0.00 % Total 0 0.00% 8. Information in relation to the person subject to the notification obligation Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more) Armistice Capital Offshore Fund, Ltd. % % % Armistice Capital Master Fund, Ltd 5.16% % 5.16% 9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: Proportion of voting rights Proportion of instruments Total of both % % % 10. Other explanatory remarks: Date 17 Jan 2023 19.01.2023 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com End of News EQS News Service 1538033 19.01.2023 CET/CEST Unsubscribe